Exhibit 99.8

Baker Tilly WM LLP 1500 – 401 Bay Street Toronto, Ontario Canada M5H 2Y4 T: +1 416.368.7990 F: +1 416.368.0886

toronto@bakertilly.ca www.bakertilly.ca

Consent of Independent Auditor

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F of Engine Gaming and Media, Inc. (formerly, Engine Media Holdings, Inc.) (the “Company”) of our report dated November 26, 2021, relating to the consolidated financial statements of the Company as at and for the years ended August 31, 2021 and 2020, which appears in Exhibit 99.2 incorporated by reference in this Annual Report.

/s/ Baker Tilly WM LLP
Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada
November 26, 2021

Baker Tilly WM LLP 1500 – 401 Bay Street Toronto, Ontario Canada M5H 2Y4 T: +1 416.368.7990 F: +1 416.368.0886

toronto@bakertilly.ca www.bakertilly.ca

Consent of Independent Auditor

We hereby consent to the incorporation by reference into Amendment No. 1 to the Registration Statement on Form F-10 of Engine Gaming and Media, Inc. (formerly, Engine Media Holdings, Inc.) (the “Company”) of our report dated November 26, 2021, relating to the consolidated financial statements of the Company as at and for the years ended August 31, 2021 and 2020, which appears in the Company’s Annual Report on Form 40-F for the fiscal year ended August 31, 2021.

/s/ Baker Tilly WM LLP
Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada
November 26, 2021